UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Allied World Assurance Company Holdings, AG

(Name of Subject Company (Issuer))

Fairfax Financial Holdings (Switzerland) GmbH,

1102952 B.C. Unlimited Liability Company

and

Fairfax Financial Holdings Limited

(Name of Filing Persons (Offerors))

Registered Ordinary Shares, par value CHF 4.10 per share
(Title of Class of Securities)

H01531104

(CUSIP Number of Class of Securities)

Derek Bulas

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario Canada

M5J 2N7

Telephone: (416) 367-4941
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Jason R. Lehner	David Chaikof	Wesley D. Dupont	Steven A. Seidman
Scott Petepiece	Thomas Yeo	Theodore Neos	Sean M. Ewen
Shearman & Sterling LLP	Torys LLP	Allied World Assurance Company	Willkie Farr & Gallagher LLP
199 Bay Street	79 Wellington Street West	Holdings, AG	787 7th Avenue
Suite 4405	Suite 3000	199 Water Street	New York, New York 10019
Toronto, Ontario Canada	Toronto, Ontario Canada	24th Floor	1 (212) 728-8000
M5L 1E8	M5K 1N2	New York, New York 10038
1 (416) 360-8484	1 (416) 865-0040	1 (646) 794-0500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,633,187,858.40	$536,986.47

(1)             Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the market value of the total number of registered ordinary shares of Allied World, par value CHF4.10 per share, to be acquired by Fairfax Financial Holdings (Switzerland) GmbH upon consummation of the offer if all such shares are acquired in the offer, being 87,484,665 shares, as of May 1, 2017, and based on the average of the high and low prices of such shares reported on the NYSE on May 4, 2017 being $52.96.

(2)             The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2017, issued October 1, 2016, by multiplying the transaction valuation by 0.0001159.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  $488,354.41

Form or Registration No.:  Form F-4 (No. 333-216074)

Filing Party:  Fairfax Financial Holdings Limited

Date Filed:  February 15, 2017

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐               issuer tender offer subject to Rule 13e-4.

☐               going-private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross—Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross—Border Third—Party Tender Offer)

This Amendment No. 3 filed with the Securities and Exchange Commission on June 29, 2017, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended and supplemented; the “Schedule TO”) with the Securities and Exchange Commission on May 8, 2017, by Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company organized under the laws of Switzerland (“FFH Switzerland”) and a direct wholly owned subsidiary of 1102952 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia, Canada (“Canada Sub”), which is a direct wholly owned subsidiary of Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada (“Fairfax”), Canada Sub and Fairfax.  The Schedule TO relates to the offer to exchange (the “Offer”) to acquire all of the outstanding registered ordinary shares, par value CHF 4.10 per share (each, an “Allied World share” and collectively, the “Allied World shares”) of Allied World Assurance Company Holdings, AG, a corporation limited by shares incorporated under the laws of Switzerland (“Allied World”), in exchange for, for each Allied World share validly tendered and not properly withdrawn: (i) cash consideration of $23.00, without interest (the “Cash Consideration”), (ii) fully paid and nonassessable subordinate voting shares of Fairfax (“Fairfax shares”) having a value of $14.00 based on the closing price of the Fairfax shares on December 16, 2016, being 0.030392 of a Fairfax share (the “Fixed Exchange Stock Consideration”) and (iii) additional stock consideration equal to the quotient of (x) $12.00 and (y) the volume weighted average price of Fairfax shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately preceding the trading day before the date on which FFH Switzerland first accepts tendered Allied World shares for exchange (the “Acceptance Time”), converted from Canadian dollars to U.S. dollars using the average Bank of Canada USD/CAD exchange rate over such 20-day period, rounded to the nearest one-hundredth of one cent (provided that this volume weighted average price is greater than $435.65 and less than $485.65 per Fairfax share) (the “Fixed Value Stock Consideration” and, together with the Cash Consideration and the Fixed Exchange Stock Consideration, the “Offer Consideration”). If this volume weighted average price of Fairfax shares during this period is greater than or equal to $485.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.024709 of a Fairfax share for each Allied World share. If this volume weighted average price of Fairfax shares during this period is less than or equal to $435.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.027545 of a Fairfax share for each Allied World share.

In addition, Allied World will pay a special cash dividend of $5.00 per Allied World share, without interest, as soon as possible after the Acceptance Time to holders of Allied World shares as of immediately prior to the Acceptance Time, which is being paid outside of the Offer, but is conditioned upon completion of the Offer (the “Special Dividend”).  The $23.00 per share Cash Consideration payable under the Offer, together with the $5.00 per share Special Dividend, will result in Allied World shareholders being entitled to receive a total of $28.00 in cash per Allied World share upon completion of the Offer.

The Offer is being made on the terms and subject to the conditions set forth in the prospectus forming part of the registration statement on Form F-4, file number 333-216074, as amended and/or supplemented (the “Prospectus”), which became effective on May 8, 2017, and the related letter of transmittal for use in accepting the Offer in respect of Allied World shares, as amended and/or supplemented (the “Letter of Transmittal”) and notice of guaranteed delivery, which are incorporated herein by reference.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 7 and 11.

Items 1, 4, 7 and 11 of the Schedule TO are hereby amended and supplemented by the following:

In accordance with the terms of the Merger Agreement and as disclosed in the Prospectus, if the Acceptance Time occurs on Monday, July 3, 2017, as expected, the Offer Consideration will be comprised of (i) 0.057937 of a Fairfax share and (ii) $23.00 cash.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended as follows:

(a)(5)(xii)	News Release dated June 29, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on June 29, 2017)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2017

FAIRFAX FINANCIAL HOLDINGS (SWITZERLAND) GMBH

By:	/s/ Ronald Schokking
Name:	Ronald Schokking
Title:	Director

By:	/s/ Albrecht Langhart
Name:	Albrecht Langhart
Title:	Managing Officer

1102952 B.C. UNLIMITED LIABILITY COMPANY

By:	/s/ John Varnell
Name:	John Varnell
Title:	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Paul Rivett
Name:	Paul Rivett
Title:	President

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(ii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(iii)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(1)(iv)

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed by Fairfax on May 8, 2017)

(a)(2)	Recommendation Statement of Allied World’s Board of Directors (incorporated by reference to the Schedule 14D-9 filed by Allied World on May 8, 2017)

(a)(4)	Prospectus, dated May 3, 2017 (incorporated by reference to Amendment No. 2 the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(a)(5)(i)	News Release dated December 18, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 19, 2016 (Acc. No. 0001104659-16-162689))

(a)(5)(ii)	Investor Presentation dated December 18, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 19, 2016 (Acc. No. 0001104659-16-162777))

(a)(5)(iii)	Transcript of Joint Conference Call held on December 19, 2016 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on December 21, 2016)

(a)(5)(iv)	News Release dated January 27, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on January 27, 2017)

(a)(5)(v)	Excerpts from transcript of the Fairfax 2016 Year End Results Conference Call held February 17, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on February 21, 2017)

(a)(5)(vi)	News Release dated March 3, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 6, 2017)

(a)(5)(vii)	News Release dated March 10, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 10, 2017)

(a)(5)(viii)	Investor Presentation dated March 24, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on March 24, 2017)

(a)(5)(ix)	Excerpts from transcript of the Fairfax 2017 First Quarter Results Conference Call held April 28, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on May 2, 2017)

(a)(5)(x)	News Release dated June 26, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on June 26, 2017)

(a)(5)(xi)	News Release dated June 29, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on June 29, 2017)

(a)(5)(xii)	News Release dated June 29, 2017 (incorporated by reference to Fairfax’s filing pursuant to Rule 425 on June 29, 2017)

(d)(1)

Agreement and Plan of Merger, dated December 18, 2016, between Fairfax Financial Holdings Limited and Allied World Assurance Company Holdings, AG (incorporated by reference to Annex A to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(d)(2)

Form of Company Shareholder Voting Agreement, dated December 18, 2016, among Fairfax Financial Holdings Limited and certain shareholders of Allied World Assurance Company Holdings, AG (incorporated by reference to Annex C to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(d)(3)

Confidentiality Agreement, dated as of October 17, 2016, by and between Allied World and Fairfax (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(h)(i)

Opinion of Shearman & Sterling LLP regarding certain U.S. federal tax matters (incorporated by reference to Exhibit 8.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017)

(h)(ii)	Opinion of Torys LLP regarding certain Canadian tax matters (incorporated by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017)

(h)(iii)	Opinion of Homburger AG regarding certain Swiss tax matters (incorporated by reference to Exhibit 8.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Fairfax on April 7, 2017)